

140105



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20180394571-20**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**09/05/2018 11:56 AM**
State of Nevada	Entity Number
	C19827-1998

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

DBUB Group Inc.
Name of **merging** entity

NV   corporation
Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

Name of **merging** entity

Jurisdiction   Entity type *

and,

Yosen Group, Inc.
Name of **surviving** entity

NV   corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):**

Attn: DBUB Group Inc.

c/o: Corporation Creations Network, Inc.
8275 South Eastern Avenue, No. 200
Las Vegas, NV 89123

3) **Choose one:**

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) **Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):**

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

DBUB Group Inc.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Yosen Group, Inc.
Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)

Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

(b) The plan was approved by the required consent of the owners of *:

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)

Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)

Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide
   article numbers, if available. (NRS 92A.200)*:

   Article I is amended to read as follows: The name of the Corporation is DBUB Group Inc.

6) Location of Plan of Merger (check a or b):

   ☐ (a) The entire plan of merger is attached;

   or,

   ☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability
        company or business trust, or at the records office address if a limited partnership, or other place of
        business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

   Date: Time:

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them
"Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state
must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada
parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the
surviving entity except that the name of the surviving entity may be changed.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

DBUB Group Inc.
Name of **merging** entity

X _[signature]_   Zinan Zhou, CEO   09/05/2018
Signature   Title   Date

Name of **merging** entity

X _____
Signature   Title   Date

Name of **merging** entity

X _____
Signature   Title   Date

Name of **merging** entity

X _____
Signature   Title   Date

and,

Yosen Group, Inc.
Name of **surviving** entity

X _[signature]_   Zinan Zhou, CEO   09/05/2018
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.